

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

April 19, 2017

Steven A. Kriegsman
Chairman and Chief Executive Officer
CytRx Corporation
11726 San Vicente Boulevard, Suite 650
Los Angeles, CA 90049

> **Re: CytRx Corporation**
> **Registration Statement on Form S-3**
> **Filed April 7, 2017**
> **File No. 333-217184**

Dear Mr. Kriegsman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christine Westbrook at (202) 551-5019 with any questions.

Sincerely,

/s/ Mary Beth Breslin for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Dale E. Short, Esq.
TroyGould PC